Exhibit 99.2

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Progen Pharmaceuticals Limited

We have audited the accompanying consolidated statement of financial position of Progen Pharmaceuticals Limited as of June 30, 2012  and the related consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for  the  year then ended . These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Progen Pharmaceuticals Limited at June 30, 2012, and the consolidated results of its operations and its cash flows for the year then ended , in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As described in note 2, at June 30, 2012, the Company had recurring losses from operations and a net capital deficiency. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management’s plans in regard to these matters are also discussed in note 2.

/s/ PKF O’Connor Davies

A division of O’Connor Davies, LLP

New York , NY , USA

November 13 2012

We have audited the accompanying consolidated statement of financial position of Progen Pharmaceuticals Limited as of June 30, 2011, and the related consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for each of the two years in the period ended June 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Progen Pharmaceuticals Limited at June 30, 2011, and the consolidated results of its operations and its cash flows for each of the two years in the period ended June 30, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2 to the financial statements, the Company’s recurring losses from operations and net capital deficiency raise substantial doubt about its ability to continue as a going concern. The June 30, 2011 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young

Brisbane, Australia

November 29, 2011

Progen Pharmaceuticals Limited

Consolidated Statement of Comprehensive Income

For the year ended 30 June 2012

		2012	2011	2010
	Note	$	$	$
REVENUE	4 (a)	2,834,890	3,610,695	2,711,471

Other income	4 (b)	56,195	55,752	150,371
		2,891,085	3,666,447	2,861,842

EXPENSES
Research and development expenses		1,455,733	2,882, 947	5,091,919
Manufacturing facility expenses		2,670,949	2,506,383	2,026,643
Administrative and corporate expenses		1,821,647	4,181,742	7,054,099
Impairment loss		1,494	53,911	2,644,186
Other expenses	4 (f)	381,660	139,170	1,882,818
		6,331,483	9,764,153	18,699,665

NET LOSS FROM OPERATIONS		(3,440,398)	(6,097,706)	(15,837,823)

INCOME TAX EXPENSE	6	—	—	—

NET LOSS FOR YEAR		(3,440,398)	(6,097,706)	(15,837,823)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation		(1,926)	(12, 049)	44,512

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(3,442,324)	(6,109,755)	(15,793,311)

Basic and diluted loss per share (cents per share)	7	(13.9)	(24.7)	(64.1)

The above statement of comprehensive income should be read in conjunction with the accompanying notes.

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($)

Progen Pharmaceuticals Limited

Consolidated Statement of Financial Position

As at 30 June 2012

		2012	2011
	Note	$	$
ASSETS
Current Assets
Cash and cash equivalents	9	1,834,442	6,332,589
Held to maturity investments	9	3,188,688	4,115,000
Trade and other receivables	10	1,837,115	1,014,561
Prepayments		116,937	103,232
Other assets		—	73,688
Total Current Assets		6,977,182	11,639,070

Non-current Assets
Other assets		13,000	13,164
Prepayments		95,327	129,991
Plant and equipment	11	290,463	398,208
Total Non-current Assets		398,790	541,363

TOTAL ASSETS		7,375,972	12,180,433

LIABILITIES
Current Liabilities
Trade and other payables	13	1,355,678	2,732,997
Provisions	14	188,525	275,821
Total Current Liabilities		1,544,203	3,008,818

Non-current Liabilities
Provisions	14	158,767	180,142
Total Non-current Liabilities		158,767	180,142

TOTAL LIABILITIES		1,702,970	3,188,960

NET ASSETS		5,673,002	8,991,473

EQUITY
Contributed equity	15	152,217,594	152,217,594
Reserves	16	3,559,723	3,437,796
Accumulated losses	16	(150,104,315)	(146,663,917)
TOTAL EQUITY		5,673,002	8,991,473

The above statement of financial position should be read in conjunction with the accompanying notes.

Progen Pharmaceuticals Limited

Consolidated Statement of Changes in Equity

For the year ended 30 June 2012

	Number of ordinary shares	Contributed equity $	Accumulated losses $	Employee reserve $	Foreign currency translation reserve $	Total $

At 1 July 2009	24,709,097	152,217,594	(124,728,388)	3,259,636	40,434	30,789,276
Loss for the year	—	—	(15,837,823)	—	—	(15,837,823)
Other comprehensive income	—	—	—	—	44,512	44,512
Total comprehensive income for the year	—	—	(15,837,823)	—	44,512	(15,793,311)
Share-based payments to employees	—	—	—	21,600	—	21,600
At 30 June 2010	24,709,097	152,217,594	(140,566,211)	3,281,236	84,946	15,017,565

	Number of ordinary shares	Contributed equity $	Accumulated losses $	Employee reserve $	Foreign currency translation reserve $	Total $

At 1 July 2010	24,709,097	152,217,594	(140,566,211)	3,281,236	84,946	15,017,565
Loss for the year	—	—	(6,097,706)	—	—	(6,097,706)
Other comprehensive income	—	—	—	—	(12,049)	(12,049)
Total comprehensive income for the year	—	—	(6,097,706)	—	(12,049)	(6,109,755)
Share-based payments to employees	—	—	—	83,663	—	83,663
At 30 June 2011	24,709,097	152,217,594	(146,663,917)	3,364,899	72,897	8,991,473

Progen Pharmaceuticals Limited

Consolidated Statement of Changes in Equity

For the year ended 30 June 2012

	Number of ordinary shares	Contributed equity $	Accumulated losses $	Employee reserve $	Foreign currency translation reserve $	Total $

At 1 July 2011	24,709,097	152,217,594	(146,663,917)	3,364,899	72,897	8,991,473
Loss for the year	—	—	(3,440,398)	—	—	(3,440,398)
Other comprehensive income	—	—	—	—	(1,926)	(1,926)
Total comprehensive income for the year	—	—	(3,440,398)	—	(1,926)	(3,442,324)
Share-based payments to employees	—	—	—	123,853	—	123,853
At 30 June 2012	24,709,097	152,217,594	(150,104,315)	3,488,752	70,971	5,673,002

The above statement of changes in equity should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Consolidated Statement of Cash Flows

For the year ended 30 June 2012

		2012	2011	2010
	Note	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		2,168,080	3,853,593	1,411,620
Payments to suppliers, employees and others		(7,827,637)	(9,047,303)	(15,015,298)
Interest received		313,251	551,496	738,788
Finance costs		—	(8,698)	(8,521)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	9	(5,346,306)	(4,650,912)	(12,873,411)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from (purchase of) short-term investments		926,312	7,135,288	(11,250,288)
Purchase of plant & equipment	11	(77,147)	(63,298)	(73,964)
Proceeds from disposal of plant & equipment		991	26,214	—
NET CASH FLOWS PROVIDED BY / (USED IN) INVESTING ACTIVITIES		850,156	7,098,204	(11,324,252)

CASH FLOWS FROM FINANCING ACTIVITIES

NET CASH FLOWS USED IN FINANCING ACTIVITIES		—	—	—
NET (DECREASE) / INCREASE IN CASH HELD		(4,496,150)	2,447,292	(24,197,663)
Net foreign exchange differences		(1,997)	(7,068)	45,499
Cash and cash equivalents at beginning of period		6,332,589	3,892,365	28,044,529
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	9	1,834,442	6,332,589	3,892,365

The above statement of cash flows should be read in conjunction with the accompanying notes

1. CORPORATE INFORMATION

The consolidated financial report of Progen Pharmaceuticals Limited (the Group) for the year ended 30 June 2012 was authorised for issue in accordance with a resolution of the directors on 31 August 2012.

Progen Pharmaceuticals Limited (the parent, or the Company) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX) and the United States OTCQB Market.

The nature of the operations and principal activities of the Group are described in Note 3.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. The consolidated entity is a for-profit entity for the purpose of preparing the financial statements.

For the year ended 30 June 2012 the Group no longer meets the requirements under ASIC Class Order 98/100 to apply rounding to the nearest $1,000. As a result the amounts contained in the financial report have been rounded to the nearest dollar. The 2011 comparatives have been adjusted to reflect this rounding.

Going Concern

The Group incurred a net loss of $3,440,398 for the year ended 30 June 2012. As at 30 June 2012 the consolidated entity has cash and held-to-maturity investments of $5,023,130, net current assets of $5,432,979 and net assets of $5,673,002.

Current cash inflows are not sufficient to continue to fund operations and based on current and projected expenditure levels required to meet minimum commitments and operating expenses management anticipates that a capital raising may be required to continue to fund operations.

The ability of the consolidated entity to continue as a going concern is principally dependent upon one or more of the following:

•             the ability of the company to raise additional capital in the form of equity and/or government sponsored research;

•             the continued support of current shareholders; and

•             the ability to successfully develop and extract value from its projects that are under development.

These conditions give rise to material uncertainty which may cast significant doubt over the consolidated entity’s ability to continue as a going concern.

The directors believe that the going concern basis of preparation is appropriate due to the following reasons:

•             To date the consolidated entity has funded its activities through issuance of equity securities and it is expected that the consolidated entity will be able to fund its future activities through further issuances of equity securities; and

•             The directors believe there is sufficient cash available for the consolidated entity to continue operating until it can raise sufficient further capital to fund its ongoing activities.

Should the consolidated entity be unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements.

This financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the consolidated entity be unable to continue as a going concern.

Statement of compliance

The consolidated financial statements of the Progen Pharmaceuticals Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

New accounting standards and interpretations

(i)                                     Changes in accounting policy and disclosures

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 July 2011 affected any of the amounts recognised in the current period or any prior period and are not likely to affect future periods.

New standards and interpretations issued but not yet effective

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2012.

AASB 9 Financial Instruments, 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 and 2010-7 Amendments to Australian Accounting Standards arising from AASB 9

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2015 and completes phase I of the IASB’s project to replace IAS 39 (being the international equivalent to AASB 139 ‘Financial Instruments: Recognition and Measurement’). This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. To be classified and measured at amortised cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognised in profit or loss. In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any ‘recycling’ of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with AASB 139, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. The Group will adopt this standard from 1 July 2015 but the impact of its adoption is yet to be assessed by the Group.

AASB 10: ‘Consolidated Financial Statements’

This standard replaces part of IAS 27: ‘Consolidated and Separated Financial Statements’ and is applicable for the annual period beginning 1 January 2013. This new standard introduces a new definition of control that determines which entities are consolidated. This new definition of control may potentially lead to the consolidation of entities that were not previously included in the Group resulting in more assets and liabilities on the books. The Group is currently assessing the impact of this standard.

AASB 11: ‘Joint Arrangements’

This standard replaces IAS 31: ‘Interest in Joint Ventures’ and is applicable for annual periods beginning on or after 1 January 2013. This new standard introduces new rules which classify joint arrangements as either a joint operation or joint venture. Under the new standard, proportionate consolidation is not allowed and all joint ventures must be equity accounted. All joint arrangements held by the Group will need to be reassessed to determine whether the joint operation or joint venture classification is appropriate, and therefore the potential impacts of a change on the presentation of the Financial Statements. The Group is currently assessing the impact of this standard.

AASB 12: ‘ Disclosure of interest in other Entities’

This standard is applicable for annual reporting periods beginning on or after 1 January 2013. This standard clarifies the disclosure requirements for all forms of interests in other entities including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Group is assessing the impact of this standard.

AASB 13: ‘Fair Value Measurement’

This standard establishes a single source of guidance for determining the fair value of assets and liabilities. The Group is currently assessing the impact of this standard.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

New accounting standards and interpretations (con’d)

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirement

These amendments are applicable to annual reporting periods beginning on or after 1 July 2013, with early adoption not permitted. They amend AASB 124 ‘Related Party Disclosures’ by removing the disclosure requirements for individual key management personnel (‘KMP’). The adoption of these amendments from 1 July 2013 will remove the duplication of information relating to individual KMP in the notes to the financial statements and the directors report. As the aggregate disclosures are still required by AASB 124 and during the transitional period the requirements may be included in the Corporations Act or other legislation, it is expected that the amendments will not have a material impact on the Group.

AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards

The amendments are applicable to annual reporting periods beginning on or after 1 January 2013. The amendments make numerous consequential changes to a range of Australian Accounting Standards and Interpretations, following the issuance of AASB 10, AASB 11, AASB 12 and revised AASB 127 and AASB 128. The Group has yet to determine to potential effect of this standard.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Progen Pharmaceuticals Limited and its subsidiaries for each year.

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable are considered when assessing whether a group controls another entity.

In preparing the financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Investments in subsidiaries held by Progen Pharmaceuticals Limited are accounted for at cost in the separate financial statements of the parent entity.

Business combinations and asset acquisitions

The acquisition method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

All identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group’s share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group’s share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the statement of comprehensive income, but only after a reassessment of the identification and measurement of the net assets acquired.

Acquisitions of entities that do not meet the definition of a business contained in AASB 3 Business Combinations (IFRS 3) are not accounted for as business combinations. In such cases the Group identifies and recognises the individual identifiable assets acquired (including those assets that meet the definition of, and recognition criteria for, intangible assets in AASB 138 Intangible Assets (IAS 38)) and liabilities assumed. The cost of the group of net assets is then allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Significant accounting judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Revenue recognition

The Group has recognised revenue amounting to $149,213 for delivery of manufacturing contract services to its licensee, Medigen Biotechnology Corporation. The amount has been determined based on a percentage in reference to the actual costs incurred to date as a percentage of total actual and estimated costs to complete. The group is confident that the contract will be delivered as agreed and/or communicated to Medigen. Accordingly, rescission of the manufacturing contract is not expected. It is therefore appropriate to recognise revenue on these transactions during 2012. The profit recognised for this contract was $79,156. The group would suffer an estimated pre-tax loss of $944,428 in its 2013 financial statements if the contract is cancelled, $79,156 being the reversal of 2012 profits and $865,272 of costs in relation to the manufacturing contract delivery.

Revenue recognition — refer note 4

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(i) Rendering of services

Revenue from the provision of contract manufacturing services is recognised by reference to the stage of completion. Stage of completion is measured by reference to the outcome achieved to date as a percentage of the total outcome required for each contract.

(ii) Interest income

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Leases — refer note 4 and note 18

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term. Lease incentives are recognised in the statement of comprehensive income as an integral part of the total lease expense. There are no finance leases.

Cash and cash equivalents/short term deposits— refer note 9

Cash and short-term deposits in the statement of financial position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

Held to maturity investments — refer to note 9

Held to maturity investments in the statement of financial position include a term deposit with an original maturity between 3 and 12 months.

Restricted short-term deposits

As at 30 June 2012 restricted term deposits totalling $13,000 (2011: $87,000) were held under bank guarantees relating to the Group’s leased premises.

Trade and other receivables — refer note 10

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Investment and other financial assets

Investments and financial assets in the scope of AASB 139 (IAS 39) Financial instruments: Recognition and Measurement and AASB 7 (IFRS 7) Financial instruments: Disclosure are categorised as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is re-evaluated at each financial year end, but there are restrictions on reclassifying to other categories.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs. The only financial assets are receivables, which are subsequently measured at amortised cost, and derivatives, which are subsequently measured at fair value through profit or loss.

Recognition and derecognition

All regular way purchases and sales of financial assets are recognised on the trade date, i.e., the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. Financial assets are derecognised when the right to receive cash flows from the financial assets have expired or been transferred.

Foreign currency translation

(i) Functional and presentation currency

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($). The United States subsidiaries’ functional currency is United States dollars which is translated to presentation currency (see below).

(ii) Transactions and balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the reporting date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(iii) Translation of Group companies functional currency to presentation currency

The results of the United States subsidiary are translated into Australian dollars as at a rate that approximates the exchange rate at the dates of the transactions, for example an average rate for the monthly period. Assets and liabilities are translated at exchange rates prevailing at balance date.

Exchange variations resulting from the translation are recognised in the foreign currency translation reserve in equity.

Income tax — refer note 6

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred income tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

•        when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; or

•        when the taxable temporary difference is associated with investments in subsidiaries, and the timing or the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Income tax — refer note 6

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

•        when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•        when the deductible temporary difference is associated with investments in subsidiaries, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

•        when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•        receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Plant and equipment — refer note 11

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Plant and equipment	5 to 10 years
Office equipment	3 to 10 years
Leasehold improvements	3 to 6 years

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year-end.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Plant and equipment — refer note 11

(i) Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset’s value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

(ii) Derecognition and disposal

An item of plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Intangible assets

Intangible assets acquired separately or in a business combinations are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible assets with a finite useful life is reviewed at least each financial year-end. Changes in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Trade and other payables — refer note 13

Trade and other payables are carried at amortised cost and their fair value approximates their carrying value due to their short-term nature. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Provisions — refer note 14

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Make good provision

Provision is made for the anticipated costs of future restoration of our leased manufacturing and corporate premises.  The provision includes future cost estimates associated with the restoration of these premises to their original condition at the end of the lease term.  These future cost estimates are discounted to their present value.

Employee leave benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date. Annual leave accrued and expected to be settled within 12 months of the reporting date is recognised in current provisions. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

Share-based payment transactions — refer note 12

(i) Equity-settled transactions:

The Group provides benefits to employees (including senior executives) and consultants of the Group in the form of share-based payments, whereby employees and consultants render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial, or other appropriate model, further details of which are given in note 13. The fair value of shares is determined by the market value of the Group’s shares at grant date.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Group (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects

(i) the extent to which the vesting period has expired; and

(ii) the Group’s best estimate of the number of equity instruments that will ultimately vest.

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Share-based payment transactions — refer note 12 (cont’d)

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Contributed equity — refer note 15

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings per share — refer note 7

Basic earnings per share is calculated as net profit attributable to members of the Group, adjusted to exclude any costs of servicing equity, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the Group, adjusted for:

•        costs of servicing equity;

•        the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares;

•        the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•        other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Operating segments — refer note 3

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker is responsible for allocating resources and assessing performance of the operating segments.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability or resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project. There are no capitalised development costs.

3. OPERATING SEGMENTS

The Group operates in the biotechnology industry.  The Group’s activities comprise the research, development, and manufacture of biopharmaceuticals. The operating segments are identified by executive management (chief operating decision makers) based on the nature of the activity.

The operating segments are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

The entity is domiciled in Australia. The amount of its revenue from external customers in Australia is $2,176,000 (2011 — $2,079,000), and the total revenue from external customers in other countries is $659,000 (2011 —$1,532,000). Segment revenues are allocated based on the country in which the customer is located. Revenues of $853,000 (2011:$597,000) were derived from a single external customer located in Taiwan. This revenue is attributable to the Australian manufacturing segment. There are no intersegment transactions.

All non-current assets are located in Australia for 2012 and 2011.

3. OPERATING SEGMENTS (cont’d)

	Research & Development	Manufacturing	Total
	$	$	$
Operating segments
2012
Operating revenue
Sales to external customers	—	2,008,145	2,008,145
Total segment revenue	—	2,008,145	2,008,145

Unallocated revenues
License fee income	—	—	510,360
Interest income	—	—	316,385
Total revenues			2,834,890

Segment result	(1,455,733)	(662,804)	(2,118,537)

Corporate and administrative costs (includes unallocated other income)	—	—	(1,320,367)
Impairment loss	—	—	(1,494)
Operating loss			(3,440,398)

2012
Assets
Segment assets	143,396	1,884,373	2,027,769
Cash, cash equivalents and held to maturity investments	—	—	5,023,130
Other assets	—	—	325,073
Total assets			7,375,972

Liabilities
Segment liabilities	47,102	271,072	318,174
Unallocated liabilities	—	—	1,384,796
Total liabilities			1,702,970

Other segment information
Acquisition of plant & equipment, and other non-current assets	—	73,294	73,294
Unallocated acquisition of plant & equipment, and other non-current assets	—	—	3,853
Depreciation and amortisation	46,975	116,168	163,143
Unallocated depreciation and amortisation	—	—	8,838

3. OPERATING SEGMENTS (cont’d)

	Research & Development	Manufacturing	Total
	$	$	$
Operating segments
2011
Operating revenue
Sales to external customers	—	2,584,456	2,584,456
Total segment revenue	—	2,584,456	2,584,456

Unallocated revenues
License fee income	—	—	474,744
Interest income			551,495
Total revenues			3,610,695

Segment result	(2,882,947)	74,945	(2,808,002)

Corporate and administrative costs (includes unallocated other income)	—	—	(3,235,793)
Impairment loss	—	—	(53,911)
Operating loss			(6,097,706)

2011
Assets
Segment assets	147,693	1,144,760	1,292,453
Cash, cash equivalents and held to maturity investments	—	—	10,447,589
Other assets	—	—	440,391
Total assets			12,180,433

Liabilities
Segment liabilities	242,718	708,566	951,284
Unallocated liabilities	—	—	2,237,676
Total liabilities			3,188,960

Other segment information
Acquisition of plant & equipment, and other non-current assets	34,991	6,340	41,331
Unallocated acquisition of plant & equipment, and other non-current assets	—	—	21,967
Depreciation and amortisation	52,090	142,010	194,100
Unallocated depreciation and amortisation	—	—	44,430

3. OPERATING SEGMENTS (cont’d)

	Research & Development	Manufacturing	Total
	$	$	$
Operating segments
2010
Operating revenue
Sales to external customers	—	1,972,683	1,972,683
Total segment revenue	—	1,972,683	1,972,683

Unallocated revenue (interest income)	—	—	738,788
Total revenue			2,711,471

Segment result	(5,091,919)	(51,488)	(5,143,407)

Corporate and administrative costs (includes unallocated other income)	—	—	(8,005,955)
Impairment loss	(2,644,186)	—	(2,644,186)
Other expenses	—	—	(44,275)
Operating loss			(15,837,823)

2010
Assets
Segment assets	170,126	379,708	549,834
Cash, cash equivalents and held to maturity investments	—	—	15,142,653
Other assets	—	—	1,491,788
Total assets			17,184,275

Liabilities
Segment liabilities	618,710	168,575	787,285
Unallocated liabilities	—	—	1,379,758
Total liabilities			2,167,043

Other segment information
Acquisition of plant & equipment, and other non-current assets	2,804	55,933	58,737
Unallocated acquisition of plant & equipment, and other non-current assets	—	—	15,227
Depreciation and amortisation	57,084	162,517	219,601
Unallocated depreciation and amortisation	—	—	432,607
Impairment loss	2,644,186	—	2,644,186

4.  REVENUE AND EXPENSES

	2012	2011	2010
	$	$	$
(a) Revenue
Manufacturing services revenue	2,008,145	2,584,456	1,972,683
License fee revenue	510,360	474,744	—
Interest revenue	316,385	551,495	738,788
Total revenue from continuing operations	2,834,890	3,610,695	2,711,471

(b) Other income
Other	56,195	55,752	150,371
Total other income	56,195	55,752	150,371

(c) Depreciation, amortisation, and foreign exchange differences
Depreciation	170,488	238,530	291,637
Impairment loss	1,494	53,911	2,644,186
Amortisation of intellectual property rights	—	—	360,571
Net foreign exchange loss / (gain)	(39,013)	70,498	498,799

(d) Lease payments
Minimum lease payments — operating leases	117,862	679,200	495,073

(e) Employee benefit expenses
Wages and salaries	1,875,886	2,761,683	2,836,943
Long service leave provision	21,184	9,324	22,342
Share-based payments expenses	123,853	83,663	21,600
	2,020,923	2,854,670	2,880,885

(f) Other expenses
Bad debt expense	345,368	107,376	82,818
Royalty fee expense	36,292	31,794	—
Payment to Medigen — legal settlement	—	—	1,800,000
	381,660	139,170	1,882,818

5.   PARENT ENTITY DISCLOSURE

Parent entity information to be disclosed in accordance with the Corporations Act 2001:

	Parent
	2012	2011
	$	$

Current assets	5,684,465	11,247,375
Total assets	6,311,235	11,937,392
Current liabilities	244,728	3,150,853
Total liabilities	380,938	3,446,913
Shareholders’ equity
Contributed equity	152,217,594	152,217,594
Options reserve	3,488,752	3,364,899
Accumulated losses	(149,776,049)	(147,092,014)
	5,930,297	8,490,479

Net loss for the year	(2,684,034)	(6,281,146)
Total comprehensive income	(2,684,034)	(6,281,146)

6.  INCOME TAX

	2012	2011	2010
	$	$	$
The prima facie tax, using tax rates applicable in the country of operation, on loss before income tax differs from the income tax provided in the financial statements as follows:
Prima facie tax on loss from operating activities @ 30%	(1,032,119)	(1,829,312)	(4,751,347)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
- Non deductible items	40,153	44,921	1,351,837
Foreign tax rate adjustment	(109,685)	(199,802)	(287,758)
Deferred tax assets not recognised	1,101,651	1,984,193	3,687,268
Income tax benefit attributable to current year losses	—	—	—

6.  INCOME TAX (cont’d)

	2012	2011	2010
	$	$	$
Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Interest on short-term investments	(22,463)	(24,303)	(21,713)
Work in progress	(339,613)	—	—
Prepayment and other asset	(1,292)	—	—

Deferred tax assets
Unrealised foreign currency loss	20,840	18,798	146,204
Bad debt provision	135,823	57,058	24,845
Unearned revenue	266,361	—
Sundry creditors and accruals	34,844	245,309	271,702
Depreciation	156,399	200,406	200,406
Employee entitlements	65,587	82,954	103,608
Make good obligation	38,600	48,905	47,814
Share issue transaction costs	199,561	306,011	745,063
Patent costs	131,399	322,742	373,430
Other costs not yet deductible	181,000	1,239,512	1,152,412
Losses available for offset against future taxable income	48,187,920	46,973,273	45,637,989
Deferred tax asset	50,515,745	49,470,665	48,681,760
Net deferred tax asset not recognised	(50,515,745)	(49,470,665)	(48,681,760)
Net deferred income tax assets	—	—	—

The benefit of the deferred tax asset will only be obtained if:

(i)	future assessable income of a nature and of an amount sufficient to enable the benefit to be realised is generated;
(ii)	the conditions for deductibility imposed by tax legislation continue to be complied with; and
(iii)	no changes in tax legislation adversely affect the Group in realising the benefit.

The Group has tax losses arising in Australia of $150,010,411 (2011: $147,554,000) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry-forward rules.

The Company has US federal and state net operating loss carry-forwards of US$8,296,000 (2011:$8,296,000) and US$63,000 (2011:$63,000), respectively, which have a carry-forward period between 2028 — 2029 are available a maximum of 20 years, subject to a continuity of ownership test.

7. EARNINGS/(LOSS) PER SHARE

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	2012	2011	2010
	$	$	$
Loss used in calculating basic and diluted loss per share	(3,440,398)	(6,097,706)	(15,837,823)

7. EARNINGS/(LOSS) PER SHARE (Cont’d)

	Number of shares	Number of shares	Number of shares
Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	24,709,097	24,709,097	24,709,097

Basic and diluted loss per share (cents per share)	(13.9)	(24.7)	(64.1)

Basic loss per share amounts are calculated by dividing the net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares.

There are 337,000 (2011: 1,441,333) options that have been excluded because the loss position makes any potential ordinary share anti-dilutive.

8. DIVIDENDS PAID AND PROPOSED

The entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term.

9. CURRENT ASSETS - CASH AND CASH EQUIVALENTS / HELD TO MATURITY INVESTMENTS

	2012	2011
	$	$
Cash and cash equivalents
Cash at bank and in hand	1,834,442	1,752,636
Short-term deposits	—	4,579,953
Cash and cash equivalents	1,834,442	6,332,589

	2012	2011
	$	$
Held to maturity investments
Term deposit (> 3 months maturity)	3,188,688	4,115,000
Held to maturity investments	3,188,688	4,115,000

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Held to maturity investments are made for periods of 4 to 6 months depending on the cash requirements of the Group and consideration of term deposit rates.

9. CURRENT ASSETS - CASH AND CASH EQUIVALENTS / HELD TO MATURITY INVESTMENTS

	2012 $	2011 $	2010 $
Reconciliation of net loss after tax to net cash flows from operations
Net loss	(3,440,398)	(6,097,706)	(15,837,823)
Adjustments for:
Depreciation	170,488	238,530	291,637
Impairment loss	1,494	53,911	2,644,186
Share options expensed	123,853	83,663	21,600
Amortisation of intellectual property rights	—	—	360,571
Net book value of plant and equipment written-off	—	9,841	—
Loss/ (gain) on disposal of plant and equipment	11,990	(7,866)	1,029

Changes in assets and liabilities
Increase in trade and other receivables	(822,554)	(12,232)	(708,453)
Decrease in prepayments and other assets	94,811	59,030	58,189
(Decrease)/increase in trade and other payables	(1,377,319)	1,049,489	250,550
(Decrease)/increase in make good provision	(34,347)	3,636	2,493
(Decrease)/increase in provisions	(74,324)	(31,208)	42,610
Net cash used in operating activities	(5,346,306)	(4,650,912)	(12,873,411)

10. TRADE AND OTHER RECEIVABLES

	2012	2011
	$	$
Trade receivables	818,580	235,812
Other receivables (i)	1,471,280	968,943
Provision for impairment of receivables (a)	(452,745)	(190,194)
Total trade and other receivables	1,837,115	1,014,561

(i) Other receivables are non-interest bearing and are generally on 30-90 day terms. Balance also includes accrued sales not yet billed which account for $1,132,045 (2010: $833,651).

(a) Impaired trade and other receivables

As at 30 June 2012 current trade and other receivables of the group with a nominal value of $452,745 (2011 — $190,194) were impaired. The amount of the impairment recognised in the 2012 year was $345,369 (2011 — $107,376). The individually impaired receivables relate to the withholding tax on milestone payments from licensee, Medigen Biotechnology Co (Taiwan) ($102,272) as well as funds loaned to EPI Pharmaceuticals Inc. ($243,296).

The ageing of trade receivables is as follows:

	Consolidated
	2012	2011
	$	$
1 to 3 months	600,222	150,143
3 to 6 months	1,478	2,851
Over 6 months	216,880	82,818
	818,580	235,812

10.           TRADE AND OTHER RECEIVABLES (Cont’)

a) Impaired trade and other receivables (cont’d)

Movements in the provision for impairment of receivables are as follows:

	Consolidated
	2012	2011
	$	$
At 1 July	190,194	82,818
Provision for impairment recognised during the year	345,369	107,376
Receivables written off during the year as uncollectible	(82,818)	—
Unused amount reversed	—	—
At 30 June	452,745	190,194

The creation and release of the provision for impaired receivables has been included in ‘other expenses’ in profit or loss. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

(b) Past due but not impaired

As at 30 June 2012, trade receivables of $157,231 (2011 — $6,667) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated
	2012	2011
	$	$
Up to 3 months	135,312	3,816
3 – 6 months	1,478	2,851
over 6 months	20,441	—
	157,231	6,667

Based on the credit history of these other classes, it is expected that these amounts will be received within the next twelve months. The Group does not hold any collateral in relation to these receivables.

The other classes within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.

(c) Concentration of credit risk

The Group has two concentrations of credit risk. It has a receivable from Medigen Biotechnology Corp (Taiwan) amounting to $222,929 and Prima Biomed amounting to $336,670.

11. NON-CURRENT ASSETS - PLANT & EQUIPMENT

	1 July 2011	Translation Adjustment	Additions	Disposals	Depreciation	Impairment	30 June 2012
	$	$	$	$	$	$	$
Plant & equipment
At cost	4,467,995	—	68,125	—	—	—	4,536,120
Accumulated depreciation	(4,121,096)	—	—	—	(147,855)	—	(4,268,951)
	346,899	—	68,125	—	(147,855)	—	267,169

Office equipment
At cost	170,737	—	9,022	(49,149)	—	—	130,610
Acquisition of assets	28,738	—	—	—	—	—	28,738
Translation adjustment	1,737	71	—	—	—	—	1,809
Accumulated depreciation	(152,205)	—	—	36,168	(20,331)	(1,494)	(137,863)
	49,007	71	9,022	(12,981)	(20,331)	(1,494)	23,294

Leasehold improvements
At cost	851,292	—	—	(214,138)	—	—	637,154
Accumulated depreciation	(795,079)	—	—	160,227	(2,302)	—	(637,154)
Impairment	(53,911)	—	—	53,911	—	—	—
	2,302	—	—	—	(2,302)	—	—
TOTAL	398,208	71	77,147	(12,981)	(170,488)	(1,494)	290,463

11. NON-CURRENT ASSETS - PLANT & EQUIPMENT (cont’d)

	1 July 2010	Translation Adjustment	Additions	Disposals	Depreciation	Impairment	30 June 2011
	$	$	$	$	$	$	$
Plant & equipment
At cost	4,780,385	—	29,295	(341,685)	—	—	4,467,955
Accumulated depreciation	(4,288,864)	—	—	341,685	(173,917)	—	(4,121,096)
	491,521	—	29,295	—	(173,917)	—	346,899

Office equipment
At cost	227,228	—	34,003	(90,494)	—	—	170,737
Acquisition of assets	28,738	—	—	—	—	—	28,738
Translation adjustment	4,913	(3,176)	—	—	—	—	1,737
Accumulated depreciation	(181,015)	—	—	60,833	(32,023)	—	(152,205)
	79,864	(3,176)	34,003	(29,661)	(32,023)	—	49,007

Leasehold improvements
At cost	851,292	—	—	—	—	—	851,292
Accumulated depreciation	(762,489)	—	—	—	(32,590)	—	(795,079)
Impairment	—	—	—	—	—	(53,911)	(53,911)
	88,803	—	—	—	(32,590)	(53,911)	2,302
TOTAL	660,188	(3,176)	63,298	(29,661)	(238,530)	(53,911)	398,208

12. SHARE BASED PAYMENTS

(a) Employee option plan

The Progen Directors and Employee Option Incentive Plan (“the Employee Plan”) was last approved by shareholders at the 2010 annual general meeting.

Options granted to Company employees are issued under the Employee Plan.  Options are granted under the Employee Plan for no consideration and once capable of exercise entitle the holder to subscribe for one fully-paid ordinary share upon exercise at the exercise price.  The exercise price, except for the 1,000,000 options granted to the CEO in 2011, is based on the weighted average closing price at which the Group’s shares traded on the Australian Securities Exchange during the five trading days immediately before they are granted. 166,667 share options were forefeited due to non-satisfaction of market conditions, and the remaining options were cancelled on 26 February 2012 following the termination of the CEO position, as per the rules of the Employee Share Option Plan.

Options granted under the Employee Plan that have not vested at the time an option holder becomes ineligible (i.e. no longer an employee), are forfeited and not capable of exercise.  When an option holder becomes ineligible and the options have already vested then the option holder has 3 months to exercise or they expire.  Options must be exercised by the expiry dates or they lapse. The vesting period is generally 12 months of service from the grant date.

At 30 June 2012 there were 337,000 (2011: 1,441,333) options over ordinary shares outstanding.

(b) Consultant option plan

On 16 February 2005 the Directors approved the Progen Consultants and Advisors Option Incentive Plan (“the Consultant Plan”).  The Consultant Plan rules are consistent with the Employee Plan rules in that the consultants provide similar services to employees so the awards are accounted for in the same way as employee awards and the options vest over 12 months.

(c) Summary of option movements

Information with respect to the number of all options granted is as follows:

	2012		2011		2010
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Beginning of the financial year	1,191,333	3.35	1,459,000	2.56	1,115,000	3.54
- granted(1)	—	—	331,000	0.29	1,000,000	0.95
- forfeited	(833,333)	1.02	(4,000)	0.29	—	—
- expired	(21,000)	2.79	(594,667)	1.77	(656,000)	3.82
- exercised	—	—	—	—	—	—
Balance at end of year	337,000	2.11	1,191,333	2.23	1,459,000	2.56
Exercisable at end of year	337,000	2.11	281,000	3.35	459,000	6.08

(1)The weighted average fair value at grant date in 2012 financial year was $nil (2011: $0.09; 2010: $0.20).

The weighted average remaining contractual life of share options outstanding at the end of the period was 1.69 years (2011 — 3.42 years).

12. SHARE BASED PAYMENTS (cont’d)

(c) Summary of option movements (cont’d)

The following table summarises information about all options outstanding at 30 June 2012:

		Balance beginning of year		Balance end of year
Grant date	Expiry date	Number of options	Average option exercise price $	Number of options	Average option exercise price $
29 August 2006	29 August 2011(1)	21,000	2.79	—	—
14 September 2007	13 September 2012(3)	235,000	3.61	185,000	3.61
10 March 2008	10 March 2013(5)	25,000	1.42	—	—
29 March 2010	29 March 2015(2)	166,667	0.80	—	—
29 March 2010	29 March 2015(2)	166,666	0.95	—	—
29 March 2010	29 March 2015(2)	—	—	—	—
29 March 2010	29 March 2015(2)	250,000	1.15	—	—
1 January 2011	1 January 2016(4)	327,000	0.29	152,000	0.29
		1,191,333		337,000

(1) The options expired during the year.

(2) Options vest upon fulfilment of a service period and share market price conditions; i.e., if 30 day VWAP exceeds the share prices of $0.65 in Year 1, $0.80 in Year 2, $0.95 in Year 3. 166,667 options were forfeited due to non-satisfaction of a market condition while 833,333 options were forfeited on 26 February 2012 following the termination of the CEO position

(3) 50,000 options were forfeited during the year.

(4) 175,000 options were forfeited during the year.

(5) 25,000 options were forfeited during the year.

The fair value of the equity-settled share options granted under the option plans is estimated as at the date of grant using a binomial or other appropriate model taking into account the terms and conditions upon which the options were granted.

The following table lists the weighted average inputs to the model used in the valuation of the options:

	2012	2011	2010
Expected volatility	—	54.0%	63%
Risk-free rate average	—	5.4%	5.5%
Expected life average (years)	—	5 yrs	5 yrs
Dividend yield	—	—	—
Weighted average exercise price	—	$0.29	$0.95
Share price at grant date	—	$0.32	$0.52

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

(d) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were $ $123,853 (2011: $83,663; 2010: $21,600)

13. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	2012	2011
	$	$
Trade creditors (i)	41,552	232,821
Unearned revenue (ii)	966,898	832,490
Other creditors (iii)	347,228	1,667,686
	1,355,678	2,732,997

Australian dollar equivalents

Australian dollar equivalent of amounts payable in foreign currencies (US$) - $42,771 (2011: $1,759,297).

13. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES (cont’d)

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)	Trade creditors are non-interest bearing and are normally settled on 30 day terms.
(ii)

Unearned income includes $942,898 (2011: $832,490) representing payments in advance from Medigen Biotechnology Corp to commence the manufacture of PI-88 in accordance with the Exclusive License and Collaboration Agreement between Medigen and Progen.

(iii)	Other creditors are non-interest bearing and have a term between 30 days and 12 months.

14. PROVISIONS

In accordance with the lease agreement terms, the parent must restore its leased premises situated at Darra, Brisbane and Toowong, Brisbane to their original condition at the end of the lease term.  For the Darra premises the parent provided nil in the year 2010 as the provision has reached the full estimated cost to restore the facility, i.e. $128,668 (fully provided in 2007).

Due to the long-term nature of the Darra premises make good liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The provision has been calculated using a risk free discount rate.

Long service leave provision

Refer to note 2 for the relevant accounting policy and a discussion of the significant estimations and assumptions applied in the measurement of this provision.

	2012	2011
	$	$
Make good provision	128,668	163,016

Employee benefits provision
Long service leave	128,643	125,474
Annual leave	89,981	167,473
	218,624	292,947
	347,292	455,963

Movement in provision

	Make good provision	Annual Leave	Long Service Leave	Total
	$	$	$	$

At 1 July 2011	163,016	167,473	125,474	455,963
Arising during the year	—	132,828	21,184	154,012
Utilised	(34,348)	(210,320)	(18,015)	(262,683)
At 30 June 2012	128,668	89,981	128,643	347,292

Current 2012	—	89,981	98,544	188,525
Non-current 2012	128,668	—	30,099	158,767
	128,668	89,981	128,643	347,292

Current 2011	33,348	167,473	74,000	275,821
Non-current 2011	128,668	—	51,474	180,142
	163,016	167,473	125,474	455,963

15. CONTRIBUTED EQUITY

a) Issued and paid up capital

	2012	2011
	$	$
Ordinary shares fully paid	152,217,594	152,217,594

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. Ordinary shares have no par value and the company does not have a limited amount of authorised capital.

b) Movements in shares on issue

	2012		2011
	Number of shares	$	Number of shares	$
Beginning of the financial year	24,709,097	152,217,594	24,709,097	152,217,594
Issued during the year:	—	—	—	—
End of the financial year	24,709,097	152,217,594	24,709,097	152,217,594

c)  Share options

At 30 June 2012 there were a total of 337,000 (2011: 1,441,333) unissued ordinary shares in respect of which options were outstanding.

Refer to note 12 for more details on unlisted options.

d) Capital risk management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares.

16.  ACCUMULATED LOSSES AND RESERVES

Accumulated losses

Movement in accumulated losses were as follows:

	2012	2011
	$	$
Beginning of the financial year	(146,663,917)	(140,566,211)
Net loss	(3,440,398)	(6,097,706)
End of the financial year	(150,104,315)	(146,663,917)

Reserves

Employee reserve

The employee reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration.

Employee reserve

	2012	2011
	$	$
Beginning of the financial year	3,364,899	3,281,236
Employee option expense	123,853	83,663
End of the financial year	3,488,752	3,364,899

16. ACCUMULATED LOSSES AND RESERVES (cont’d)

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Foreign currency translation reserve

	2012	2011
	$	$
Beginning of the financial year	72,897	84,946
Foreign currency translation	(1,926)	(12,049)
End of the financial year	70,971	72,897
Total reserves	3,559,723	3,437,796

17.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and held to maturity investments, trade and other receivables and trade and other payables.

The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

Depending on cash flow, the Group may also simply procure the required amount of foreign currency to mitigate the risk of future obligations.

The main risks arising from the Group’s financial instruments are cash flow interest rate risk, foreign currency risk, credit risk and liquidity risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange rates and assessments of market forecasts for interest rate and foreign exchange. Ageing analyses is undertaken to manage credit risk.

The Board reviews and agrees policies for managing each of these risks which are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

Credit risk

The Group trades only with recognised, creditworthy third parties. All receivables, including other receivables, are current.

All the Group’s material cash balances are with a large national Australian bank. Although there is a significant concentration of risk with one bank, it has a strong credit rating.

Refer to note 10 for further details on trade and other receivables.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of project research utilising an optimal combination of equity funding and available credit lines. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The Group has no financial liabilities due after twelve months.

Liquid non-derivative assets comprising cash and receivables are considered in the Group’s overall liquidity risk. The Group ensures that sufficient liquid assets are available to meet all the required short-term cash payments.

The table below reflects all financial liabilities as of 30 June 2012. Financial liabilities are presented at their undiscounted cash flows. Cash flows for financial liabilities without fixed amounts or timing are based on the conditions existing at 30 June 2012.  The Group had no derivative financial instruments at 30 June 2012.

17.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

The remaining contractual maturities of the Group’s financial liabilities are:

	2012	2011
	$	$
6 months or less	2,552,589	4,012,921

Foreign currency risk

At 30 June 2012, the Group held US$914,342 (2011: US$2,432,141) in cash deposits.

At 30 June 2012, the Group had the following exposure to US$ currency shown in AU$:

	2012	2011
	$	$
Financial assets
Cash and cash equivalents	899,855	2,295,122
Financial liabilities
Trade and other payables	42,771	2,816,200

Net exposure	857,084	(521,078)

At 30 June 2012, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2012	2011	2012	2011
	$	$	$	$

AUD/USD + 10% (2011: + 15%)	(77,917)	67,967	—	—
AUD/USD – 10% (2011: - 15%)	95,232	(91,955)	—	—

The sensitivity analysis for the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Cash at bank of $1,834,442 earns interest at floating rates based on daily and “at call” bank deposit rates. Held to maturity investments of $3,188,688 are made for varying periods of between one to six months, depending on the immediate cash requirements of the Group, and earn interest at the respective term deposit rates. Refer to note 9 for details on the Group’s cash and cash equivalents at 30 June 2012.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the reporting date.

At 30 June 2012, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2012	2011	2012	2011
	$	$	$	$
+ 2.0% (200 basis points) (2011: + 1.0%)	100,463	104,476	—	—
- 0.5% 50 basis points) (2011: - 0.5%)	(25,116)	(52,238)	—	—

17.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

The 2012 sensitivity is based on a significantly lower cash balance due primarily to significant reduction in cash and cash equivalents.  Following the drop in interest rates during late 2011-12, the potential upside in interest rates has been increased over the prior year analysis, thereby increasing sensitivity.  The sensitivity in interest rates were determined based on historical movements over the past two years and management expectations of reasonable movements.

Investments

Investments are made in accordance with a Board approved Investment Policy. Investments are typically in bank bills and held to maturity investments. Policy stipulates the type of investment able to be made.  The objective of the policy is to maximise interest income within agreed upon creditworthiness criteria.

Maturity analysis of financial assets and liabilities based on management’s expectation

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables and receivables are considered in the Group’s overall liquidity risk.

	6 months	6 to12 months	More than 12 months	Total carrying amount as per the statement of financial position	Weighted average effective interest rates
Financial instruments 2012	$	$	$	$	%

Financial assets
Cash and cash equivalents	1,834,442	—	—	1,834,442	0.0%
Short-term investments	3,188,688	—	—	3,188,688	5.5%
Trade and other receivables	1,837,115	—	—	1,837,115	0.0%
Security deposit	13,000	—	—	13,000	5.1%
	6,873,245	—	—	6,873,245

Financial liabilities
Trade and other payables	388,780	—	—	388,780	0.0%
	388,780	—	—	388,780
Net maturity	6,484,465	—	—	6,484,465

	1 year or less	Over 1 to 5 years	More than 5 years	Total carrying amount as per the statement of financial position	Weighted average effective interest rates
Financial instruments 2011	$	$	$	$	%

Financial assets
Cash and cash equivalents	6,332,589	—	—	6,332,589	3.5%
Short-term investments	4,115,000	—	—	4,115,000	6.0%
Trade and other receivables	1,014,561	—	—	1,014,561	0.0%
Security deposit	86,852	—	—	86,852	6.0%
	11,549,002	—	—	11,549,002

Financial liabilities
Trade and other payables	2,732,997	—	—	2,732,997	0.0%
	2,732,997	—	—	2,732,997
Net maturity	8,816,005	—	—	8,816,005

18. EXPENDITURE COMMITMENTS

	2012	2011	2010
	$	$	$

Non-cancellable operating lease commitments
Future operating lease commitments not provided for in the financial statements and payable:
Minimum lease payments
- not later than one year	143,535	119,612	185,693
- later than one and not longer than five years	143,535	310,993	—
Aggregate lease expenditure contracted for at statement of financial position date	287,070	430,605	185,693

19.  EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

	2012	2011	2010
	$	$	$
The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on-costs	23,737	17,213	35,354
Provisions (current)	188,525	241,373	279,718
Provisions (non-current)	30,099	51,474	203,815
	242,361	310,160	518,887

Superannuation

The parent makes no superannuation contributions other than the statutory superannuation guarantee levy. The Group does not operate a defined benefit plan on behalf of its employees.

The parent contributed $228,748 on behalf of employees to superannuation funds for the year ended 30 June 2012 (2011: $276,147; 2010: $248,196).

20. CONTINGENT LIABILITIES AND ASSETS

License of muparfostat (formerly PI-88) to Medigen Biotechnology Corporation

On 29 June 2010, the Company executed a binding agreement with Medigen Biotechnology Corporation for the global licensing of muparfostat, the Group’s lead anti-cancer product formerly known as PI-88.  The agreement is an exclusive worldwide License and Collaboration agreement with sub-license rights for the commercialisation of PI-88 for the therapeutic and prophylactic treatment of cancer. PharmaSynth, the Company’s subsidiary, will provide manufacturing support to Taiwan-based Medigen to develop muparfosfat with an initial focus on Taiwan and China.

The license agreement provides for royalty on muparfostat sales as well as milestone payments at certain points in the product’s development.

21.  SUBSEQUENT EVENTS

In September 2012, the directors and shareholders of EPI ( see note 23(f) ) decided to  dissolve the entity after not being able to find a counterparty to provide ongoing funding to support and develop the assets.

22.  AUDITORS’ REMUNERATION

	2012	2011	2010
	$	$	$
(a) Amounts received or due and receivable by BDO(1) for:
Audit or review of the financial reports of the entity
- The Australian financial report of the entity	44,000	—	—
(b) Amounts received or due and receivable by PKF LLP for:
Audit or review of the financial reports of the entity
- The US financial report of the entity	25,000	—	—
(c) Amounts received or due and receivable by Ernst & Young for:	69,000	—	—
- The Australian financial report of the entity	—	117,477	149,500
- The US financial report of the entity	—	50,000	60,000
	—	167,477	209,500
(d) Other audit services performed by Ernst & Young
- Sarbanes-Oxley internal control audit(2)	—	—	54,000

(e) Other non-audit services in relation to the entity(3)	17,380	—	—
(f) Other non-audit services performed by other auditor(4)	15,939	4,898	—
	102,319	172,375	263,500

(1) BDO East Coast Partnership (“BDO”) (formerly known as PKF East Coast Practice)

(2)Based on the work performed prior to the passing of the Dodd-Frank Act which ceased the requirement for the Group’s auditors to attest to and report on the internal control environment s404(b) of the Sarbanes-Oxley Act.

(3)Non-audit services received from BDO for tax services

(4) During the current and prior year, the company received non-audit services from Ernst & Young Taiwan in relation to the tax treatment of payments made by the company’s licensee, Medigen.

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a) Details of the key management personnel (KMP) (including the five highest paid executives during the year)

(i) Directors

S. James	Chairman (non-executive)
J. Chiplin	Non-executive Director - resigned 22 August 2011
J. Cherrington	Non-executive Director - resigned 22 August 2011
T. Burt	Non-executive Director – resigned 30 November 2011
H.H. Tang	Non-executive Director
WJ Jiang	Non-executive Director

(ii) Executives

S. MacLeman	Chief Executive Officer – resigned 26 August 2011
P. Dixon	General Manager – Finance and Company Secretary – resigned 15 July 2011
D. Bampton	Director – Regulatory Affairs – ceased employment 28 February 2012
F. Lankesheer	Director – Business Development and Legal
L. Tillack	Chief Executive Officer - Pharmasynth

There have been no other changes to the KMP after the reporting date and before the date the financial report was authorised for issue.

(b)  Remuneration of directors and key management personnel

	2012 $	2011 $	2010 $
Short-term employee benefits	1,026,549	1,698,618	1,583,436
Post-employment benefits	75,141	104,268	162,075
Share-based payments	103,873	74,958	19,133
Termination payment	285,110	39,449	245,000
Total key management personnel compensation	1,490,673	1,917,293	2,009,644

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (con’t)

(b)  Remuneration of directors and key management personnel (con’t)

Table 1: Non-executive directors’ remuneration for the year ended 30 June 2012.

		Short-term			Post- employment		Share- based payment
Directors		Salary and fees $	Cash bonus $	Non monetary benefits $	Super- annuation $	Termination payment $	Options $	Total $
Stuart James	2012	200,246	—	—	18,022	—	—	218,268
	2011	138,480	—	—	12,463	—	—	150,943
Thomas James Burt(1)	2012	18,867	—	—	—	69,000	—	87,867
	2011	75,470	—	—	—	—	—	75,470
John Chiplin(2)	2012	8,744	—	—	—	—	—	8,744
	2011	61,321	—	—	—	—	—	61,321
Julie Cherrington(2)	2012	10,762	—	—	—	—	—	10,762
	2011	75,472	—	—	—	—	—	75,472
Heng Tang	2012	75,543	—	—		—	—	75,543
	2011	71,837	—	—	3,635	—	—	75,472
Paul Lin(3)	2012	—	—	—	—	—	—	—
	2011	59,106	—	—	—	—	—	59,106
Woei-Jia Jiang	2012	86,396	—	—	7,776	—	—	94,172
	2011	—	—	—	—	—	—	—
Total - Non-executive	2012	400,558	—	—	25,798	69,000	—	495,356
Directors	2011	481,686	—	—	16,098	—	—	497,784

(1) Resigned 30 November 2011

(2) Resigned 22 August 2011

(3) Resigned 16 June 2011

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (con’t)

(b)  Remuneration of directors and key management personnel (con’t)

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2012.

		Short-term					Post- employment		Share- based payment
Other key management personnel		Salary and fees $	Cash bonus $		Non monetary benefits $		Super- annuation $	Termination payment $	Options $	Total $	Options Remuneration
Laurence Marton(1)	2012	—	—		—		—	—	—	—	—
	2011	218,621			18,645	(5)	—	39,449	—	276,715	—
Paul Dixon (2)	2012	170,086					1,296		(3,511)	167,871	(2.1)
	2011	149,350	4,500		—		13,847	—	3,511	171,208	2.1
Darryn Bampton(3)	2012	114,552	—		—		10,325	34,629	1,873	161,379	1.2
	2011	149,350	1,650		—		13,590	—	1,873	166,463	1.1
Susan MacLeman(4)	2012	49,863	—		—		11,488	181,481	104,107	346,939	30.0
	2011	303,738	87,210		—		35,185	—	68,170	494,303	13.8
Fleur Lankesheer	2012	170,587	—		—		15,353	—	1,404	187,344	0.7
	2011	154,552	—		—		13,910	—	1,404	169,866	0.8
Leslie Tillack	2012	119,380	1,523	(6)	—		10,881	—	—	131,784	—
	2011	115,566	13,750		—		11,638	—	—	140,954	—
Total - Other key	2012	624,468	1,523		—		49,343	216,110	103,873	995,317	10.5
management personnel	2011	1,091,177	107,110		18,645		88,170	39,449	74,958	1,419,509	5.2

(1) Resigned 31 October 2010

(2) Resigned 15 July 2011, however continued as a consultant in the same capacity

(3) Terminated 28 February 2012

(4) Resigned 26 August 2011

(5) US based health plans

(6) The percentage bonus paid to Leslie Tillack was 1.2%. For all other Key Management Personnel the percentage bonus earned was 0%

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(c)          Option holdings of key management personnel

During the 2012 financial year the following options vested and expired with key management personnel of the Group under the terms of The Progen Directors and Employee Option Incentive Plan.

Of the 1,000,000 options granted to Sue MacLeman, the Chief Executive Officer during the 2010 financial year, the first tranche of 166,667 options were forfeited following the market share price conditions not being met during the 2011 financial year. The remaining tranches totalling 833,333 were forfeited on 26 February 2012 per the terms of the Progen and Employee Option Incentive Plan..

There were no options granted during the 2012 financial year.

Table 3: Number of options vested and forfeited during the year for KMP

	Grant date	Expiry date	No. of options vested		% options vested	% forfeited(3)
S MacLeman	29-Mar-2010	29-Mar-2015	166,667	(1)	100%	0%
S MacLeman	29-Mar-2010	29-Mar-2015	166,666	(1)	100%	0%
S MacLeman	29-Mar-2010	29-Mar-2015	250,000	(1)	100%	0%
S MacLeman	29-Mar-2010	29-Mar-2015	250,000	(1)	100%	0%
P Dixon	01-Jan-2011	01-Jan-2016	—		0%	100%
D Bampton	01-Jan-2011	01-Jan-2016	40,000		100%	0%
F Lankesheer	01-Jan-2011	01-Jan-2016	30,000		100%	0%

(1) Forfeited on 26 February 2012 following the redundancy of the CEO position. These options vested in August following the CEO’s redundancy under the terms of the Progen Directors and Employee Option Incentive Plan.

(2) Options vest upon fulfilment of share market price conditions; i.e, 30 day VWAP exceeds the share prices of $0.65 in Yr 1, $0.80 in Yr 2, $0.95 in Yr 3, $1.05 in Yr 4; and $1.15 in Yr 5.

(3) Represents options forfeited prior to vesting.

The following table summarises the value of options granted, exercised or expired during the 2012 financial year to directors and key management personnel.

	Value of options granted during the year $	Value of options exercised during the year $	Value of options lapsed during the year(1) $
S MacLeman	—	—	—
P Dixon	—	—	—
D Bampton	—	—	—
F Lankesheer	—	—	—

(1) Value of options that lapsed during the year due to the failure to satisfy a vesting condition (calculated at lapse date but assuming the vesting condition was satisfied).

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(c)   Option holdings of key management personnel (cont’d)

	Balance at beginning of period				Balance at end of period	At 30 June 2012
Directors	1 July 2011	Granted as remuneration	Options forfeited	Options expired	30 June 2012	Total Vested	Total Non- Vested
S. B. James	—	—	—	—	—	—	—
J. Chiplin(1)	—	—	—	—	—	—	—
J. Cherrington(1)	—	—	—	—	—	—	—
T. J. Burt(2)	—	—	—	—	—	—	—
H. Tang	—	—	—	—	—	—	—
WJ. Jiang	—	—	—	—	—	—	—

Executives
P. Dixon(3)	75,000	—	(75,000)	—	—	—	—
S. MacLeman(4)	583,333	—	(583,333)	—	—	—	—
D. Bampton(5)	40,000	—	(40,000)	—	—	—	—
F. Lankesheer	30,000	—	—	—	—	30,000	—
L. Tillack	50,000	—	—	—	—	50,000	—
Total	778,333	—	(698,333)	—	—	80,000	—

(1) Resigned 22 August 2011

(2) Resigned 30 November 2011

(3) Resigned 15 July 2011

(4) Resigned 26 August 2011

(5) Terminated 28 February 2012

	Balance at beginning of period				Balance at end of period	At 30 June 2011
Directors	1 July 2010	Granted as remuneration	Options exercised	Options expired	30 June 2011	Total Vested	Total Non- Vested
S. B. James	—	—	—	—	—	—	—
J. Chiplin	—	—	—	—	—	—	—
J. Cherrington	—	—	—	—	—	—	—
T. J. Burt	—	—	—	—	—	—	—
H. Tang	—	—	—	—	—	—	—
Dr. P. Lin(1)	—	—	—	—	—	—	—
WJ. Jiang(2)	—	—	—	—	—	—	—

Executives
L. Marton(3)	100,000	—	—	(100,000)	—	—	—
P. Dixon	—	75,000	—	—	75,000	—	75,000
S. MacLeman	1,000,000	—	—	(416,667)	583,333	—	583,333
D. Bampton	—	40,000	—	—	40,000	—	40,000
F. Lankesheer	—	30,000	—	—	30,000	—	30,000
L. Tillack	50,000	—	—	—	50,000	50,000	—
Total	1,150,000	145,000	—	(516,667)	778,333	50,000	728,333

(1) Resigned 16 June 2011

(2) Appointed 16 June 2011

(3) Terminated 31 October 2010

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(d)         Shareholdings of key management personnel

Ordinary shares held in Progen Pharmaceuticals Limited	Balance 1 July 11	On exercise of options	Net change other	Balance 30 June 12
Directors
S. B. James	—	—	—	—
J. Chiplin(1)	—	—	—	—
J. Cherrington(1)	—	—	—	—
T. J. Burt(2)	—	—	—	—
H. Tang	1,500	—	—	1,500
WJ Jiang	—	—	109,626	109,626

Executives
P. Dixon(3)	—	—	—	—
S. MacLeman(4)	—	—	—	—
D. Bampton(5)	—	—	—	—
F. Lankesheer	—	—	—	—
L. Tillack	—	—	—	—
Total	1,500	—	109,626	111,126

(1) Resigned 22 August 2011

(2) Resigned 30 November 2011

(3) Resigned 15 July 2011

(4) Resigned 26 August 2011

(5) Terminated 28 February 2012

Ordinary shares held in Progen Pharmaceuticals Limited	Balance 1 July 10	On exercise of options	Net change other	Balance 30 June 11
Directors
S. B. James	—	—	—	—
J. Chiplin	—	—	—	—
J. Cherrington	—	—	—	—
T. J. Burt	—	—	—	—
H. Tang(1)	1,500	—	—	1,500
P. Lin(2)	—	—	—	—
WJ Jiang(3)	—	—	—	—

Executives
L. Marton(4)	—	—	—	—
P. Dixon	—	—	—	—
S. MacLeman	—	—	—	—
D. Bampton	—	—	—	—
F. Lankesheer	—	—	—	—
Total	1,500	—	—	1,500

(1) Resigned 22 August 2011

(2) Resigned 30 November 2011

(3) Resigned 31 October 2010

(4) Resigned 15 July 2011

(5) Resigned 26 August 2011

(6) Terminated 28 February 2012

(7) Resigned 16 June 2011

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(e)          Subsidiaries

The consolidated financial statements include the financial statements of Progen Pharmaceuticals Limited and the subsidiary listed in the following table:

	Country of	% Equity Interest		Investment ($000)
Name	Incorporation	2012	2011	2012	2011
Progen Pharmaceuticals Inc.	United States	100	100	3,278	3,278
PharmaSynth Pty Ltd	Australia	100	100	536	536

Term and conditions of transactions with subsidiary

The Company has intercompany receivables relating to the subsidiaries.  Intercompany receivables are loans funding intercompany operations with no specific repayment terms and are therefore unlikely to be repaid in 12 months. The loan is an interest bearing loan with 7.40% per annum interest.  Intercompany balances with Progen Pharmaceuticals Inc. have been fully provided for.

(f)  Associates

The Group has a 43% interest in Epi Pharmaceuticals Inc. (2011: 43%), a company incorporated in Delaware which was incorporated to hold the CellGate and other divested assets. The Company has not traded in the period and the investment is carried at a $nil carrying value in the Group (2011: $nil).

Summarised financial information of EPI Pharmaceuticals Inc.

	Assets	Liabilities	Revenue	Loss
	$	$	$	$
2012	—	261,591	—	244,743
2011	—	13,025		13,016

In January 2012, the Company issued EPI a Convertible Promissory Note (“Note”) for the principal sum of up to $280,000.00, at an interest rate of simple interest at 7% per annum. In September 2012, the directors and shareholders of EPI decided to dissolve the entity after not being able to find a counterparty to provide ongoing funding to support and develop the assets. Following this decision, Progen does not expect to be repaid the sum loaned under the Note. During the 2012 financial year $243,296 was loaned, which is covered in provision for impairment of receivables and receivables written off during the year as uncollectible and forms part of the Other Expenses line item in the accompanying financial statements

There were no expenditure commitments contracted for at balance date that were payable but not provided for by the associate. There are no known contingent liabilities.